                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*

                           InkSure Technologies Inc.
                           -------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                     45727E
                                 --------------
                                 (CUSIP Number)

                                 Albert Attias
                                 El-Ad Ink, LLC
                                  Parker Plaza
                                400 Kelby Street
                               Fort Lee, NJ 07024
                                 (201) 947-9494
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 28, 2002
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 pages
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                                  SCHEDULE 13D
                                      13D

==========================
CUSIP NO. 45727E
==========================

================================================================================
1     NAMES OF REPORTING PERSONS

      El-Ad Ink LLC
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
      ONLY) 41-2065083
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)|_|
                                                                          (b)|_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
================================================================================
       NUMBER OF
                              7     SOLE VOTING POWER
         SHARES
                                    0
      BENEFICIALLY            --------------------------------------------------
                              8     SHARED VOTING POWER
        OWNED BY
                                    1,312,785
          EACH                --------------------------------------------------
                              9     SOLE DISPOSITIVE POWER
         REPORT
                                    0
       REPORTING              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
         PERSON
                                    1,312,785
          WITH
================================================================================
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,312,785
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

      (See Instructions)
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.0%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      OO
================================================================================

----------
(1)   Based on a total of 11,982,166 shares outstanding on October 31, 2002.


                               Page 2 of 8 pages
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                                  SCHEDULE 13D
                                      13D

==========================
CUSIP NO. 45727E
==========================

================================================================================
1     NAMES OF REPORTING PERSONS

      Albert Attias
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)|_|
                                                                          (b)|_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
================================================================================
       NUMBER OF
                              7     SOLE VOTING POWER
         SHARES
                                    0
      BENEFICIALLY            --------------------------------------------------
                              8     SHARED VOTING POWER
        OWNED BY
                                    1,312,785
          EACH                --------------------------------------------------
                              9     SOLE DISPOSITIVE POWER
         REPORT
                                    0
       REPORTING              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
         PERSON
                                    1,312,785
          WITH
================================================================================
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,312,785
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

      (See Instructions)
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.0%(2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
================================================================================

----------
(2)   Based on a total of 11,982,166 shares outstanding on October 31, 2002.


                               Page 3 of 8 pages
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Item 1.  Security and Issuer

         The class of securities to which this statement relates is the common stock, par value $0.01 per share, of InkSure Technologies Inc. a Nevada corporation (the "Issuer"), whose principal executive offices are located at 9 West Railroad Avenue, Tenafly, NJ 07670.

Item 2.  Identity and Background

         This Schedule 13D is being filed on behalf of El-Ad Ink LLC and Mr. Albert Attias (collectively, the "Reporting Persons").

         El-Ad Ink LLC is a New York limited liability company principally engaged in investments in both public and private business entities. Albert Attias is a director of El-Ad Group Ltd., the holder of a controlling interest of El-Ad Ink LLC.

         Albert Attias is an individual and is a citizen of Israel. He is a director of the Issuer and El-Ad Group, Ltd., a corporation principally engaged in Real Estate investment, which holds a controlling interest of El-Ad Ink LLC. Mr. Attias' business address is El-Ad Group Ltd, Parker Plaza, 400 Kelby Street, Fort Lee, NJ 07204.

         The names and positions of the executive officers and directors of El-Ad Ink LLC are set forth below. Each executive officer and director listed below (excluding Albert Attias) disclaims beneficial ownership of the shares of common stock beneficially owned by the Reporting Persons.

Albert Attias    Citizenship, Israel, Manager of El-Ad Ink LLC

         During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         On October 28, 2001, Old InkSure entered into an agreement and plan of merger by and among InkSure Technologies Inc. ("Old InkSure"), Lil Marc, Inc. ("Lil Marc" and the predecessor to the Issuer) and LILM Acquisition Corp. (the "Merger Sub") (the "Merger Agreement"), pursuant to which the Merger Sub, a wholly owned subsidiary of Lil Marc merged with and into Old InkSure. Pursuant to the Merger Agreement, each share of Old InkSure common stock outstanding immediately prior to the effective time of the merger was converted into the right to receive one share of Lil Marc common stock. In addition, pursuant to the Merger Agreement, all outstanding options and warrants to purchase shares of Old InkSure common stock were exchanged or converted into options and warrants to purchase shares of Lil Marc common stock on the same terms and conditions as were in effect prior to the effective time of the merger. On October 28, 2002, Lil Marc also filed an amendment of its Articles of Incorporation to change Lil Marc's name to "InkSure Technologies Inc.", among other things.


                               Page 4 of 8 pages
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         El-Ad Ink LLC purchased 1,312,785 shares of Series A Preferred Stock for aggregate consideration of $1,150,000 pursuant to a stock purchase agreement dated as of March 4, 2002 by and among El-Ad Ink LLC, Supercom Ltd. and the Issuer. Upon the consummation of the merger, each share of Series A Preferred Stock converted into one share of common stock.

Item 4.  Purpose of Transaction

         Each of the Reporting Persons acquired the units for investment purposes only.

         Neither of the Reporting Persons has any plan or proposal which relates to, or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;


                               Page 5 of 8 pages
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         (h)      causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

         (j)      any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer

         (a)      (i)      Based on a total of 11,982,166 shares outstanding on
October 31, 2002, El-Ad Ink LLC's shared beneficial ownership of 1,312,785 shares of common stock constitutes beneficial ownership of 11.0% of the total number of shares of outstanding common stock of the Issuer.

                  (ii) Based on a total of 11,982,166 shares outstanding on October 31, 2002, Albert Attias' shared beneficial ownership of 1,312,785 shares of common stock constitutes beneficial ownership of 11.0% of the total number of shares of outstanding common stock of the Issuer.

         (b)      (i)      El-Ad Ink LLC has the shared power to vote or to
direct the vote of, and sole power to dispose or direct the disposition of, the 1,312,785 shares of common stock.

                  (ii) Albert Attias has the shared power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the 1,312,785 shares of common stock.


         (c)      (i)      Except as reported in Item 3, during the past sixty
days, El-Ad Ink LLC has not effected any transactions in shares of common stock.

                  (ii) Except as reported in Item 3, during the past sixty days, Albert Attias has not effected any transactions in shares of common stock.

         (d)      Not applicable.

         (e)      Not applicable.


                               Page 6 of 8 pages
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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         El-Ad Ink LLC has entered into a lock-up agreement pursuant to which El-Ad Ink LLC agrees that it will not sell its common stock or any common stock issuable upon the conversion of preferred stock into common stock for a period of not more than six months after the closing of the Merger. The merger closed on October 28, 2002.

         El-Ad Ink LLC has given a proxy to Commonwealth Associates, L.P. ("Commonwealth") in connection with the election of directors of the Issuer solely for the purpose of enforcing Commonwealth's rights described in Section 4(j) of that certain Placement Agency Agreement between Commonwealth and the Issuer, dated as of May 17, 2002.


Item 7.  Material to be Filed as Exhibits

99.1 Form of Lock-Up Agreement entered into between El-Ad Ink LLC and InkSure Technologies Inc., a Delaware corporation.

99.2     Form of Proxy, granted by El-Ad Ink LLC to Commonwealth Associates,
         L.P.

99.3 Agreement and Plan of Merger, dated as of July 5, 2002, by and among InkSure Technologies Inc., Lil Marc, Inc. and LILM Acquisition Corp. (incorporated by reference to the DEF Schedule 14A filed by Lil Marc, Inc., on October 8, 2002, file no. 00024431).


                               Page 7 of 8 pages

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        El-Ad Ink LLC

                                        November 6, 2002
                                        (Date)

                                        /s/ Albert Attias
                                        -----------------
                                        (Signature)
                                        Name: Albert Attias
                                        Title: Manager

                                        Albert Attias

                                        November 6, 2002
                                        (Date)

                                        /s/ Albert Attias
                                        -----------------
                                        (Signature)


                               Page 8 of 8 pages